UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ORIENT-EXPRESS HOTELS LTD.
(Name of Issuer)
Class A Common Shares, $0.01 par value
(Title of Class of Securities)
G67743107
(CUSIP Number)
REYL & Cie S.A.
Attn: Mr. David Friedli
62 rue du Rhône
CH-1204 Geneva
+41 22 816 8000

With a copy to:

Peter Sternberg, Esq.
Orrick, Herrington & Sutcliffe, LLP
666 Fifth Avenue
New York, NY 10103-0001
212-506-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 8, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No.	G67743107

1	NAMES OF REPORTING PERSONS REYL & Cie S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

Page 2 of 6 Pages

CUSIP No.	G67743107

1	NAMES OF REPORTING PERSONS Carey Trustees Limited, as Trustee of the Wings Settlement

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Guernsey (Channel Islands)

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Page 3 of 6 Pages

SCHEDULE 13D

CUSIP No.	G67743107
This Amendment No. 1 amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on November 24, 2008 by REYL & Cie S.A. (“REYL & Cie”) and Carey Trustees Limited, as Trustee of the Wings Settlement, an irrevocable and discretionary trust established under Guernsey law (“Carey Trustees Limited” and, together with REYL & Cie, the “Reporting Persons”), with respect to Class A common shares, $0.01 par value per share (the “Class A Common Shares”), of Orient-Express Hotels Ltd., a Bermuda company (the “Issuer”).
Item 5 Interest in Securities of the Company.
Item 5 of the Schedule 13D is hereby amended to add the following information:
(a), (b)	The Reporting Persons no longer beneficially own any Class A Common Shares and no longer hold any power to vote or dispose of any such shares.

(c)	During the preceding 60 days, the Reporting Persons effected transactions with respect to the Class A Common Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 2 and incorporated herein by reference. All such transactions were effected through various brokerage entities in open market transactions. Other than as set forth herein, the Reporting Persons have not effected any transaction in the Class A Common Shares during the past 60 days.

(d)	None.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A Common Shares as of January 8, 2010.
Item 7 Material to be filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended to add the following exhibit:
Exhibit 2 Schedule of Transactions

Page 4 of 6 Pages

SCHEDULE 13D

CUSIP No.	G67743107
SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
January 29, 2010

REYL & CIE S.A.
By:	/s/ Dominique Reyl
	Name:	Mr. Dominique REYL
	Title:	Chairman

By:	/s/ François Reyl
	Name:	Mr. François REYL
	Title:	Director

CAREY TRUSTEES LIMITED, as Trustee for the Wings Settlement
By:	/s/ Sonia Ann Bourgaize
	Name:	Ms. Sonia Ann BOURGAIZE
	Title:	Director

By:	/s/ Philip Charles Retz
	Name:	Mr. Philip Charles RETZ
	Title:	Director

Page 5 of 6 Pages